Via Facsimile and U.S. Mail
Mail Stop 4720

June 12, 2009

Patrick. B. Kelleher
Senior Vice President and Chief Financial Officer
Genworth Financial, Inc.
6620 West Broad Street
Richmond, VA 23230

Re: Genworth Financial, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
File Number: 001-32195

Dear Mr. Kelleher:

We have reviewed your May 8, 2009 response to our April 3, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Investments and Derivative Instruments
Investment results, page 151

1. Please revise your proposed disclosure in response to prior comment five to state how many securities were sold at a loss during the years presented. For any material loss recognized, please disclose the specific reason for your change in the intent to hold the security until recovery.

Fixed maturity and equity securities, page 155

2. Consistent with your response to prior comment seven please revise your investment disclosure to clarify that the majority of the unrealized losses relate to securities held within your Retirement and Protection segment and that the unrealized losses on the investments held within your U.S. Mortgage Insurance segment are relatively small (approximately $150 million).

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
e) Fair Value Measurements, page 186

3. Please revise your proposed disclosure in response to prior comment 10:
    - To clarify what the swap credit spread represents and how it incorporates your own non-performance risk. In particular, address how credit risk of your subsidiaries is considered therein.
    - To disclose the amount of the decrease in the $1.1 billion liability due to the incorporation of your own non-performance risk.

Note 12. Liability for Policy and Contract Claims, page 221

4. Please refer to your response to prior comment 11. Please revise your proposed disclosure to quantify the changes in your key assumptions (i.e. deterioration in the cure rates and the aging of delinquencies) that resulted in the prior year development. Further, revise to discuss how you incorporated the changes in these assumptions into your liability for policy and contract claims at December 31, 2008 for insured events of the current year.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant